POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation” or “Points”) will be held at the Metro Toronto Convention Centre, Room 205D, 255 Front Street, Toronto, Ontario M5V 2W6 on May 5, 2016, at 9:00 a.m. (Eastern Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2015 and the report of the auditors thereon;

2.

to amend the articles of incorporation of the Corporation to increase the maximum size of the board of directors and to provide that the board of directors may appoint directors between annual meetings of shareholders within prescribed limits, and to empower the directors to set the number of directors, in each case as more particularly described in the accompanying management information circular;

3.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

4.	to confirm By-Law No. 4 of the Corporation setting out advance notice requirements for director nominations, as more particularly described in the accompanying management information circular;

5.	to adopt a new stock option plan of the Corporation, as more particularly described in the accompanying management information circular;

6.	to appoint KPMG LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 31, 2016 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Eastern Time) on May 3, 2016, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law. The proxy cut-off time may be waived by the Chairman of the Board, in his sole discretion without notice.

             DATED at Toronto, Ontario, this 2nd day of March, 2016.

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this “Circular”) is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the “Corporation” or “Points”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, Room 205D, 255 Front Street, Toronto, Ontario M5V 2W6 on May 5, 2016, at 9:00 a.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation’s board of directors (the “Board”) has fixed the close of business on March 31, 2016 as the record date (the “Record Date”), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

The Meeting has been called for the purposes of considering and voting on the annual and special business of the Corporation, which includes a resolution amending the articles of incorporation of the Corporation (the “Articles”) and empowering the directors to set the number of directors of the Corporation, election of directors to the Board, the confirmation of the Advance Notice By-Law (as defined below), the confirmation of the 2016 Stock Option Plan (as defined below) and the appointment of the Corporation’s auditors.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF: (I) THE RESOLUTION AMENDING THE ARTICLES AND EMPOWERING THE DIRECTORS TO SET THE NUMBER OF DIRECTORS ELECTED AT ANNUAL MEETINGS, (II) THE ELECTION OF THE DIRECTORS NOMINATED IN THIS CIRCULAR, (III) THE CONFIRMATION OF THE ADVANCE NOTICE BY-LAW, (IV) THE ADOPTION OF THE 2016 STOCK OPTION PLAN, AND (V) THE APPOINTMENT OF KPMG LLP AS AUDITORS.

Dated March 2, 2016

BUSINESS OF THE MEETING

ANNUAL REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation’s 2015 Annual Report, which includes the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2015 and the auditors’ report thereon, will be submitted to shareholders at the Meeting. Receipt at the Meeting of the Corporation’s audited consolidated financial statements and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein. A copy of the 2015 Annual Report has been mailed to shareholders who requested it and is also available on the Corporation’s website at www.points.com and on SEDAR at www.sedar.com.

AMENDMENTS TO ARTICLES OF INCORPORATION AND
DETERMINING THE NUMBER OF DIRECTORS

The Articles currently provide that the Board shall be comprised of a minimum of three (3) and a maximum of seven (7) directors. Management and the Board are proposing a special resolution of shareholders to increase the maximum number of directors on the Board to nine (9) directors.

In 2015, as part of the Corporation’s Human Resources and Corporate Governance Committee (“HRCGC”) ongoing consideration and assessment of the Corporation’s corporate governance practices and board composition, on the recommendation of the HRCGC the Board determined that it would be in the best interests of the Corporation to expand the number of members of the Board to provide additional flexibility to add additional directors with desirable skills to the Board. Such additional directors will be able to serve on the various committees of the Board and assist in the numerous duties of directors. The HRGCG and the Board consider nine (9) directors to be an appropriate maximum.

Subsection 106(8) of the Canada Business Corporations Act (the “CBCA”) provides that the directors of the Corporation may, if the articles so provide, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. On the recommendation of the HRCGC, the Board has determined that it is in the best interests of the Corporation to amend the Articles to enable the directors to appoint one or more additional directors between annual meetings of shareholders so that the directors may do so after identifying appropriate candidates. This change will, for example, permit the Board to appoint and receive service from a suitable director candidate when found rather than waiting until the next following annual meeting.

The adoption of this special resolution requires approval by two-thirds of those shareholders voting on the resolution.

Accordingly, at the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve the following special resolution (the “Amendment Resolution”):

“BE IT RESOLVED as a Special Resolution of the shareholders of Points International Ltd. pursuant inter alia to subsections 173(1)(m) and 173(1)(o) of the CBCA that:

1.         The Articles of Incorporation of the Corporation be and they are hereby amended to increase the maximum number of directors of the Corporation to nine (9) directors; 2

2.         The Articles of Incorporation of the Corporation be and they are hereby amended to permit the directors of the Corporation to appoint one or more additional directors by resolution, to hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed between any annual meeting of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such annual meeting of shareholders of the Corporation, the full text of which resolution is attached as Schedule B to the Management Information Circular of the Corporation dated March 2, 2016;

3.         The directors of the Corporation are empowered to determine at any time and from time to time by resolution the number of directors of the Corporation and the number of directors to be elected at any meeting of the shareholders of the Corporation at which directors are to be elected, within the minimum and maximum numbers provided for at the time of such determination in the articles of the Corporation, and such power shall continue in effect unless expressly revoked by special resolution, notwithstanding any intervening determination of such numbers of directors by special resolution;

4.         The directors of the Corporation are authorized to revoke all or any part of this resolution before it is acted on without further approval of the shareholders; and

5.         Any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, and to do all such acts or things, as in the opinion of such director or officer, may be necessary or desirable in order to give full force and effect to this resolution.”

The Board believes that the foregoing amendments to the Articles are in the best interests of the Corporation and unanimously recommends that you vote in favour of the Amendment Resolution. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the Amendment Resolution.

ELECTION OF DIRECTORS

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. Subject to the adoption of the Amendment Resolution, the number of directors to be elected at the Meeting is [nine]; and otherwise is seven. These directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The election of directors will be by individual voting and not by slate voting.

Majority Voting Policy

The Board has adopted a “majority voting policy” providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chairman of the Board promptly following the Meeting. The HRCGC will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the HRCGC will consider all factors deemed relevant by its members. The Board shall, in accordance with its fiduciary duties, determine whether to accept the resignation in light of any exceptional circumstances that would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the HRCGC at which the resignation is considered.

Where the Board accepts the resignation of a director, the Board may, subject to applicable laws, the articles and by-laws of the Corporation and any previously-passed shareholder resolutions, exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director, reduce the size of the Board (within the minimum and maximum number of directors fixed under the Corporation’s articles) or call a special meeting of shareholders to elect a new nominee to fill the vacant position. If any director fails to tender his or her resignation as contemplated in the majority voting policy, the Board will not re-nominate that director at the next election.

Director Biographies

The following table provides certain background information with respect to each nominee for the Board. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares(3)
David Adams (Quebec)	Newly nominated	Former Chief Financial Officer, Aimia Inc.	Nil
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to Apr., 2005)	President, Points International Ltd. and Points.com Inc.	185,488
Michael Beckerman (Ontario)	May, 2010	Chief Executive Officer, Ariad Communications and Bluespire Marketing	11,454
Bernay Box(1)(2) (Texas, U.S.A.)	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.	797,244
Douglas Carty(1) (Illinois, U.S.A.)	February, 2002	Corporate Director	38,173
Bruce Croxon(2) (Ontario)	October, 2008	Investor and Advisor	17,642
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	158,048
Craig Miller (Ontario)	Newly nominated	Chief Marketing Officer, Shopify Inc.	Nil
John Thompson(1)(2) (Ontario)	February, 2002	Corporate Director	175,876

________
Notes:

(1)	Member of the Audit Committee. Mr. Carty is the Chairman of the Audit Committee
(2)	Member of the Human Resources and Corporate Governance Committee. Mr. Thompson is the Chairman of the Human Resources and Corporate Governance Committee.
(3)	Includes shares beneficially owned, or controlled or directed, directly or indirectly by each director.

David Adams

David Adams is a new nominee to the Board. He served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. Aimia Inc. is a global data driven marketing and loyalty analytics company with close to 4,000 employees in 20 countries and owns and operates well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the United Kingdom. He currently serves on the Board of Directors and Audit Committee of Cardlytics Inc., a private, transaction based marketing company headquartered in Atlanta and Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico’s frequent flyer program. He is also on the Board of Directors of Plan Canada and the Board of Governors of the Stratford Festival.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive finance positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at the Corporation including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over the company's history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for the Corporation, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He led Points' three corporate acquisitions, MilePoint, PointsHound and Crew Marketing and also, as part of Points' international expansion strategy, managed the company's strategic investment in China Rewards and sits on the board as Chairman.

In 1998, Mr. Barnard co-founded Canada’s first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada’s most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman’s sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE’s key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE’s

European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the CEO of Ariad Communications and Bluespire Marketing. Ariad has enjoyed record growth since he took over this role ten years ago. Ariad is an agency specializing in branding and on-line communications. Ariad has won numerous domestic and International awards and was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and Chief Executive Officer of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas.

Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation’s Audit Committee.

Mr. Carty is currently Chairman and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit (Chair) and Governance Committees and YRC Worldwide Inc. where he serves on the Finance and Audit Committees.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including acting as a National Spokesperson for Anaphylaxis Canada.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000. As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline’s award-winning Canadian Plus loyalty program. Mr. MacLean also served as Canadian Airline’s senior representative on the Oneworld™ Alliance’s Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

Mr. MacLean is a graduate of Acadia University.

Craig Miller

Craig Miller is a new nominee to the Board. Mr. Miller is currently the Chief Marketing Officer at Shopify Inc., a leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. He joined Shopify in 2011 and grew it from a venture-funded startup used by 15,000 businesses to a public company used by over 240,000 businesses in about 150 countries. He is based in Toronto where he also manages the company’s largest remote office.

Prior to Shopify, Mr. Miller had spent five years at Kijiji Canada, an eBay company, where he led the marketing then product & development teams. He joined Kijiji Canada in 2006 when the group was just three employees and was pivotal in growing the site to being the most popular classifieds site in the country, used by nearly half of all online Canadians.

Mr. Miller is a graduate of McGill University, where he studied Electrical Engineering with a specialization in Computer Systems Technology.

John Thompson

Mr. Thompson is a long serving director of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada’s leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson’s responsibilities at Loblaws included, amongst other things, responsibility for human resources and President’s Choice, one of the largest, most recognised and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada’s finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

Additional Disclosure Relating to Directors

Common Directorships

None of the proposed Board nominees serve on the same board of directors of another publicly listed company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director or executive officer of any company that, while the individual was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

CONFIRMATION OF BY-LAW NO. 4 OF THE CORPORATION
FOR ADVANCE NOTICE REQUIREMENT

On March 2, 2016, the Board approved a resolution adopting a new By-Law No. 4 of the Corporation setting out advance notice requirements for director nominations (the “Advance Notice By-Law”).

Under the Advance Notice By-Law, and consistent with advance notice by-laws and policies adopted by many other Canadian issuers, where director nomination(s) are made by shareholders of the Corporation, other than in connection with a requisitioned shareholders meeting or a shareholder proposal under the CBCA, the Advance Notice By-Law fixes a deadline by which shareholders must submit director nomination(s) to the Corporation in writing prior to any annual meeting of shareholders (or any special meeting of shareholders if one of the purposes for which the special meeting is called is the election of one or more directors) and sets forth the specific information that a nominating shareholder must include in the written notice for the nomination(s) to be valid.

In the case of an annual meeting, notice to the Corporation must be made not less than 30 days prior to the date of that meeting, provided that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th business day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Corporation with the opportunity, prior to a meeting, to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof.

The inclusion of advance notice requirements in a corporation’s by-laws has become a common and important tool for public companies in Canada and the United States to ensure that shareholders are provided with appropriate and timely information in connection with the election of directors. The proposed timing for the delivery of a notice under the Advance Notice By-Law and the information that must be submitted are in keeping with recognized good governance principles. The Board believes that the Advance Notice By-Law will benefit shareholders by:

  facilitating orderly nomination and meeting processes;
  treating all shareholders fairly by providing timely and adequate notice of director nominations; and
  allowing all shareholders to fully participate in the director election process and to register an informed vote.

The Advance Notice By-Law is effective since its adoption by the Board on March 2, 2016. Pursuant to the provisions of the CBCA, the Advance Notice By-Law will cease to be effective unless confirmed by a resolution of a simple majority of the votes cast by shareholders at the Meeting. Accordingly, at the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution (the “Advance Notice By-Law Resolution”):

“BE IT RESOLVED THAT:

1.         By-Law No. 4 of Points International Ltd., the full text of which is attached as Schedule C to the Management Information Circular of the Corporation dated March 2, 2016, being an advance notice by-law setting out the process for director nominations, is confirmed as made by the directors of the Corporation; and,

2.         Any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, and to do all such acts or things, as in the opinion of such director or officer, may be necessary or desirable in order to give full force and effect to this resolution.”

The Board believes that the Advance Notice By-Law is in the best interests of the Corporation and unanimously recommends that you vote in favour of the Advance Notice By-Law Resolution. In the absence of a contrary instruction, the management proxy nominees named in the accompanying form of proxy intend to vote in favour of the Advance Notice By-Law Resolution.

ADOPTION OF NEW STOCK OPTION PLAN

Management and the Board are seeking shareholder approval for the adoption of the 2016 Stock Option Plan (defined and discussed below under the section “Securities Authorized for Issuance under Equity Compensation Plans”). The 2016 Stock Option Plan is intended to supersede and replace the Legacy Stock Option Plan (defined and discussed below). Information regarding the 2016 Stock Option Plan and Legacy Stock Option Plan can be found on page 23 of this Circular. A copy of the 2016 Stock Option Plan is set out in Schedule D to this Circular.

The 2016 Stock Option Plan is a long-term incentive plan intended to enhance Points’ ability to attract and retain high quality employees and to promote a greater alignment of interests between optionholders and the shareholders of the Corporation. Options may be granted to employees, directors or consultants of the Corporation and its affiliates.

The 2016 Stock Option Plan has been adopted by the Board conditional on its approval by the Toronto Stock Exchange and approval by a resolution of a simple majority of the votes cast by shareholders at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution (the “Option Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Points International Ltd., that:

1.         The 2016 Stock Option Plan, as described in the Management Information Circular of the Corporation dated March 2, 2016, is hereby ratified, confirmed, adopted and approved;

2.         The Corporation be and hereby is authorized to issue common shares of the Corporation pursuant to stock options granted under the 2016 Stock Option Plan;

3.         The Corporation be and is hereby authorized to grant options under the 2016 Stock Option Plan until May 5, 2019, which is the date that is three (3) years from the date of the shareholders' meeting at which shareholder approval of the 2016 Stock Option Plan is being sought; 11

4.         The directors of the Corporation are authorized to revoke all or any part of this resolution before it is acted on without further approval of the shareholders; and

5.         Any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, and to do all such acts or things, as in the opinion of such director or officer, may be necessary or desirable in order to give full force and effect to this resolution.”

The Board believes that the 2016 Stock Option Plan is in the best interests of the Corporation and unanimously recommends that you vote in favour of the Option Plan Resolution. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the resolution above.

APPOINTMENT OF AUDITORS

Management proposes to appoint KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. KPMG was first appointed as auditors of the Corporation on June 9, 2011. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2015 has been made available to the shareholders of the Corporation.

EXECUTIVE COMPENSATION

Compensation Governance

The Board has oversight responsibility for the structure of the Corporation’s compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of the Corporation. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation and for overseeing the matters described below.

The HRCGC is composed entirely of independent directors. The members of the HRCGC are: Mr. John Thompson (Chair), Mr. Bernay Box and Mr. Bruce Croxon. The general background, skills and experience of the members of the HRCGC are set forth above under the section entitled “Director Biographies”. All of the members of the HRCGC have significant direct experience with human resources and executive compensation.

In addition to making recommendations to the Board in connection with its oversight responsibility, the HRCGC is specifically responsible for:

  developing and/or reviewing the Corporation’s human resources and compensation policies and programs for attracting, retaining, developing and motivating employees including executive officers;
  producing an annual report on executive compensation for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations;

  reviewing and assessing the management of succession and development plans for senior management and people and knowledge strategies;
  assisting Board oversight of the Corporation’s compliance with employment related legal and regulatory requirements;
  assisting the Board in identifying, recruiting and nominating suitable candidates to serve on the Board;
  assuming responsibility for developing the Corporation’s approach to governance issues in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Committee may consider appropriate; and
  reviewing the adequacy and form of the compensation of the executive leadership team and ensuring that the compensation realistically reflects the responsibilities and risks of such positions.

The HRCGC has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain a consulting firm to provide advice regarding the Corporation’s compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate. The HRCGC and its Chairman are appointed by the Board. Committee members meet regularly without any member of management present.

Risk Management

The Board has oversight responsibility for risks associated with the Corporation’s compensation policies and practices as part of its broader risk oversight mandate. The HRCGC is responsible for identifying, assessing and ensuring the appropriate management of any risks created by the Corporation’s compensation policies and practices. The Board exercises its oversight responsibility through an annual review and approval of the total compensation of the CEO of the Corporation and through review and approval of any changes in the structure of the Corporation’s compensation strategy. The HRCGC exercises its risk assessment responsibility through an annual review of the form of the compensation of senior management of the Corporation, including the elements and quantum of such compensation.

The HRCGC has not identified any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. In particular, the Corporation’s compensation structure has been designed to ensure that employees do not take inappropriate or excessive risks. The Corporation’s compensation structure contains a mix of long and short-term elements using a combination of annual base salary, annual cash bonus opportunities and long-term equity incentives. Annual cash bonuses are paid out on achievement of objective performance goals tied to corporate financial performance and individual operational goals that support achievement of the Corporation’s business plan. The Corporation’s long-term equity incentive program is in the form of time vested equity awards that encourage the creation of shareholder value by incenting management and employees to create sustainable growth.

Financial Instruments

Although the Corporation has not adopted a policy forbidding the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the “NEOs”) and directors from purchasing financial instruments relating to the Corporation’s shares, the Corporation is not aware of any such person having entered into this type of transaction.

Executive Compensation Review

An Executive Compensation Review and Benchmarking was conducted by Towers Watson (TW) in 2011 using TW 2010 executive compensation data bank for general industry comparator. The general industry sample is the primary reference point and comprises of companies reasonably similar in size, business diversity/complexity. Points executive compensation was benchmarked at the 50th percentile for total target compensation and 75th percentile for outstanding performance. The Executive Compensation Review also included using select industry 2011 proxy circulars. The names of select industry companies that were used in the review include Groupe Aeroplan Inc, Macdonald Dettwiler & Associates Ltd, Mitel Networks Corp., Constellation Software Inc, Coastal Contacts Inc, The Knot, Inc., Travelzoo Inc, Cyberplex Inc, OpenTable, Inc., Enghouse Systems Ltd and Bridgewater Systems Corporation.

Compensation Discussion and Analysis

The objectives of the Corporation’s compensation program for the NEOs are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation’s shareholders, (iii) establish an objective connection between NEO compensation and the Corporation’s financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation’s senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation’s recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation’s short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO’s base salary must be specifically approved by the HRCGC and by the Board as part of its oversight over the total compensation paid to the CEO. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

Bonus Plan

In 2012, the Corporation adopted a new annual incentive program to provide all employees, including the NEOs, with the opportunity to receive annual cash bonuses based on operational goals and corporate performance. The bonus program is designed to align the financial interests and personal motivations of employees with the interests of the Corporation which are represented by measurable performance measures. The Board has the discretion to award bonuses to NEOs in the absence of NEOs satisfying the performance criteria associated with receipt of said bonuses. The Board did not exercise this discretionary power in respect of any NEO bonus paid or payable in fiscal 2015.

Each NEO is eligible to receive an annual bonus amount under the bonus plan equal to a percentage of base salary. The annual percentage bonus level for each NEO is based on the achievement of certain team performance goals for that NEO and corporate performance goals that are common to all of the NEOs. Performance of each goal is measured relative to a target level and payout on that goal is based on actual performance relative to the target level. Each NEO has an overall target bonus level as a percentage of salary and each goal is weighted based on its relative importance. For 2015, the overall target bonus level for the NEOs is set forth in the table below:

Name	Bonus Level as % of Salary
Robert MacLean	50
Christopher Barnard	40
Michael D’Amico	-
Peter Lockhard	40
Dave Simons	35

For 2015, each NEO’s bonus was based on achievement of a basket of weighted performance goals comprised of certain operational performance goals within their functional area of responsibility and internal corporate performance measures.

Long-Term Incentives

Stock Option Plan

All NEOs are eligible for stock option grants under the Corporation’s 2016 Stock Option Plan. Participation in the 2016 Stock Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The 2016 Stock Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the HRCGC. The number of stock options granted to NEOs is based on a percentage of base salary. Previous grants of stock options to an NEO are taken into account when considering new grants.

Standard stock option awards under the 2016 Stock Option Plan are granted at market value in either Canadian dollars or U.S. dollars, vest at the discretion of the Board and expire no later than the tenth anniversary of the grant date. In the event of a change of control of the Corporation, the Board may accelerate the vesting of all unvested options such that they become immediately exercisable. From time to time, stock option awards may be granted with non-standard terms to achieve certain objectives.

Employee Share Unit Plan

All NEOs are eligible for grants under the Corporation’s Employee Share Unit Plan (the “ESUP”). The ESUP has been established to: (i) promote alignment of interests between employees and the shareholders of the Corporation; (ii) associate a portion of employees’ compensation with the returns achieved by shareholders of the Corporation; (iii) attract and retain employees with the knowledge, experience and expertise required by the Corporation, and (iv) provide employees with a total compensation which is competitive with that of those in similar positions where the Corporation competes for talent. The Board administers the ESUP. Grants to NEOs under the ESUP are based on a percentage of base salary and the participant receives a number of share units equal to the grant value divided by the weighted average market volume of the common shares of the Corporation for the five (5) days prior to the date of the grant. On vesting, share units are settled through common shares delivered from a share purchase trust. The Corporation funds the share purchase trust with sufficient cash to enable the trust to purchase in the open market the common shares necessary to satisfy the grants made to participants. No common shares are issued from treasury in connection with the ESUP. The trustee of the share purchase trust is Computershare who acts as an independent third party and administers the assets of the trust.

Standard ESUP grants vest in full on the third anniversary of the grant date. All NEO ESUP grants immediately vest in full on a change in voting control of the Corporation. From time to time, ESUP awards are granted with non-standard terms to achieve certain objectives.

Performance Graph

The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two Toronto Stock Exchange (“TSX”) indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2010.

	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
Common Shares	112.30	159.40	391.20	216.70	195.70
S&P/TSX Small Cap Index	81.60	77.60	81.04	76.80	64.60
S&P/TSX Composite Index	88.90	92.50	101.30	108.80	96.80

The NEOs direct compensation is not based on performance of the Corporation’s share price and therefore the NEOs total compensation may not compare to the trends shown in the graph above.

Changes to NEO total compensation have been made over the past several years to reflect market competitive compensation for similarly situated companies.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2013, December 31, 2014 and December 31, 2015.

Name, Principal Position	Fiscal Year	Salary(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Annual non-equity incentive plan(4) ($)	Other(5) ($)	Total ($)
Robert MacLean, Chief Executive Officer	2015 2014 2013	313,463 385,007 412,914	95,450 107,802 82,583	313,777 323,406 247,748	123,086 252,822 126,505	18,730 11,292 11,790	864,505 1,080,329 881,540
Christopher Barnard, President	2015 2014 2013	243,326 303,476 310,220	47,313 53,108 38,778	168,976 159,325 116,333	97,620 134,219 69,045	13,716 9,034 9,273	570,951 659,162 543,649
Anthony Lam,(6) Chief Financial Officer	2015 2014 2013	215,506 240,063 248,676	59,264 66,017 49,735	59,264 66,017 49,735	139,238 115,044 71,268	199,967 7,161 7,433	673,239 494,302 426,847
Michael D’Amico,(7) Chief Financial Officer	2015 2014 2013	47,042 - -	- - -	- - -	- - -	- - -	47,042 - -
Peter Lockhard, Chief Operating Officer	2015 2014 2013	242,934 271,770 275,195	72,880 81,531 55,039	72,880 81,531 55,039	75,846 129,850 68,015	7,249 8,077 8,226	471,789 572,759 461,514
Dave Simons, Chief Technology Officer	2015 2014 2013	223,343 235,534 242,171	407,894(8) 64,772 48,434	58,187 64,772 48,434	42,989 103,992 69,721	6,455 7,017 7,239	738,868 476,087 415,999

________
Notes:

(1)	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.
(2)

Standard share-based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3)

For 2013, 2014 and 2015, option-based awards were granted as dollar amounts based on a percentage of base salary and accounted for using the same value. Grant values for these option-based awards were calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(4)	2015 Bonuses were paid in Canadian Dollars in the first quarter of 2016 and were converted in the table above to US Dollars using the average exchange rate for the year for which they were earned.
(5)

In 2012, the Corporation established a deferred profit sharing plan for all of its employees including the NEOs. Amounts paid into the plan are paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.

(6)	Anthony Lam ceased to be CFO in November 2015 and received payments consistent with his employment arrangements, which are included in the Other column.
(7)	Michael D’Amico was named interim CFO in November 2015 on a consulting basis and is not entitled to Share based awards, Option based awards or Annual non-equity incentives.
(8)	Dave Simons received a special grant of 35,000 restricted share units in August of 2015 that was in addition to standard grants made to the NEOs in March of 2015.

Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2015. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the- money options(1) ($)
Robert MacLean	35,351 47,843 37,305 104,001	9.74 15.94 30.84 12.34	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020	104,164 Nil Nil 37,023
Christopher Barnard	5,459 16,348 22,465 18,378 56,008	11.04 9.74 15.94 30.84 12.34	February 16, 2016 March 19, 2017 March 18, 2018 March 17, 2019 March 16 , 2020	10,524 48,170 Nil Nil 50,914
Michael D’Amico	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Lockhard	5,289 10,629 9,405 24,156	9.74 15.94 30.84 12.34	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020	15,584 Nil Nil 21,959
Dave Simons	9,354 7,472 19,286	15.94 30.84 12.34	March 18, 2018 March 17, 2019 March 16, 2020	Nil Nil 17,532

________
Notes:

(1)	Based upon the closing price of the common shares on the TSX on December 31, 2015 of CDN$13.50 per Common Share and converted into US Dollars using the average exchange rate for the year.

Outstanding Share-Based Awards

The following table sets forth all outstanding share-based awards granted to the NEOs as of December 31, 2015. All awards were granted under standard terms unless otherwise noted.

Name	Number of units that have not vested (#)	Market value of unvested units ($)(1)	Market value of vested units not paid out ($)
Robert MacLean	17,363	183,690	Nil
Christopher Barnard	8,502	89,946	Nil
Michael D’Amico	Nil	Nil	Nil
Peter Lockhard	12,884	136,305	Nil
Dave Simons	45,469	481,034	Nil

________
Notes:

(1)	Based upon the closing price of the common shares on the TSX on December 31, 2015 of CDN$13.50 per Common Share and converted into US Dollars using the average exchange rate for the year.

Incentive Plan Awards

The following table sets forth the value of stock option and share-based awards that vested and the non-equity incentive plan compensation earned during the year ended December 31, 2015.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert MacLean	39,880	28,401	123,086
Christopher Barnard	24,216	18,538	97,620
Michael D’Amico	Nil	Nil	Nil
Peter Lockhard	3,191	21,022	75,846
Dave Simons	Nil	295,749	42,989

________
Notes:

(1)

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

Termination and Change of Control Benefits

In the event the employment of Mr. MacLean is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. MacLean 180% of his base salary. In such circumstances Mr. MacLean is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary. In the event Mr. MacLean elects to terminate his employment in such circumstances, his outstanding stock options and share units accelerate by a period of 12 months and he is also entitled to continued medical and dental benefits for 12 months. If the change of control transaction is specifically a voting change of control, all of Mr. MacLean’s options and share units vest immediately in the same manner as the other NEOs.

In the event that Mr. Barnard’s employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard’s employment by the Corporation for any reason other than cause, all of Mr. Barnard’s outstanding stock options and share units vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard’s outstanding stock options and share units vest immediately.

In the event the employment of Mr. Lockhard is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Lockhard 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation’s standard bonus plan. In such circumstances, Mr. Lockhard is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. All outstanding options and share units held by Mr. Lockhard vest immediately upon any change of voting control of the Corporation.

In the event the employment of Mr. Simons is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Simons 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation’s standard bonus plan. In such circumstances, Mr. Simons is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. All outstanding options and share units held by Mr. Simons vest immediately upon any change of voting control of the Corporation.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2015.

Name	Triggering Event	Total Incremental Compensation ($)	Severance / Termination Benefit ($)	Stock Options(1) ($)	Restricted Share Units(1) ($)
Robert MacLean	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	714,282 946,629 714,282	564,234 564,234 (2) 564,234(2)	112,428 198,705 112,428	37,620 183,690 37,620
Christopher Barnard	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	442,880 442,880 442,880	243,326(3) 243,326 (4) 243,326 (4)	109,608 109,608 109,608	89,946 89,946 89,946
Michael D’Amico(5)	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Lockhard	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	380,765 173,848 Nil	340,108 Nil Nil	15,584 37,543 Nil	25,073 136,305 Nil
Dave Simons	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	447,000 498,566 Nil	301,513 Nil Nil	Nil 17,532 Nil	145,488 481,034 Nil

________
Notes:

(1)

Calculated for all vested options and restricted share units assuming such options and units were exercised and sold on December 31, 2015, based upon the closing price of the common shares on the TSX on December 31, 2015 of CDN$13.50 per Common Share and converted into US Dollars using the average exchange rate for the year.

(2)	Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.
(3)	Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.
(4)

The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

(5)	Michael D’Amico was named interim CFO in November 2015 on a consulting basis, and as such is not eligible for termination or change of control benefits.

Compensation of Directors

For 2015, Directors who were not also executive officers (“Outside Directors”) were paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer Chair (CDN$)	Annual Retainer Non Chair (CDN$)	Per Meeting Fee (CDN$)
Board of Directors	83,500	50,000	0
Audit Committee	18,000	10,000	0
Human Resources and Corporate Governance Committee	11,000	7,500	0

Outside Directors’ compensation is paid in cash and in stock option grants. Per meeting fees were paid entirely in cash. Annual retainer fees were paid 50% in cash and 50% in stock options under the Legacy Stock Option Plan with standard terms (i.e., equal vesting over three years and five year expiration) and immediately vest in full upon a change in voting control of the Corporation. The option component of the compensation is granted annually in advance during the first quarter of the Corporation’s fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation in accordance with accounting fair value. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2015.

Name	Fees earned(1) ($)	Option-based awards(2) ($)	Total compensation(3) ($)
Bernay Box	39,575	39,575	79,150
Michael Beckerman	19,592	19,592	39,183
Douglas Carty	26,644	26,644	53,288
Bruce Croxon	22,530	22,530	45,060
John Thompson	27,820	27,820	55,640

Notes:

(1)

Calculated as the director fees earned for meeting attendance and the cash portion of retainer fees paid for participation occurring in 2015. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average exchange rate for the year.

(2)

Option-awards were granted as a dollar amounts and accounted for using the same value. Grant values for these option-based awards were calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3)	Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.

Outstanding Director Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2015. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Bernay Box	4,975 6,318 13,117	11.04 9.74 12.34	February 16, 2016 March 19, 2017 March 16, 2020	9,591 18,616 11,924
Michael Beckerman	1,666 2,116 6,494	11.04 9.74 12.34	February 16, 2016 March 19, 2017 March 16, 2020	3,212 6,235 5,903
Douglas Carty	3,029 3,847 8,832	11.04 9.74 12.34	February 16, 2016 March 19, 2017 March 16, 2020	5,839 11,335 8,029
Bruce Croxon	1,953 2,481 7,468	11.04 9.74 12.34	February 16, 2016 March 19, 2017 March 16, 2020	3,765 7,310 6,789
John Thompson	2,945 3,741 9,221	11.04 9.74 12.34	February 16, 2016 March 19, 2017 March 16, 2020	5,677 11,023 8,382

________
Notes:

(1)	Based upon the closing price of the common shares on the TSX on December 31, 2015 of CDN$13.50 per Common Share and converted into US Dollars using the average exchange rate for the year.

Director Incentive Plan Awards

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2015.

Name	Option-based awards – Value vested during the year ($)(1)
Bernay Box	3,844
Michael Beckerman	1,288
Douglas Carty	2,342
Bruce Croxon	1,510
John Thompson	2,277

________
Notes:

(1)

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of common shares remaining available for future issuance under equity compensation plans (excluding options, warrants and rights issued and outstanding) (#)
Legacy Stock Option Plan(1)	760,774	15.59	109,115
2016 Stock Option Plan(2)	N/A	N/A	N/A

________
Notes:

(1)

Table amounts are calculated as of December 31, 2015. The Legacy Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the Legacy Stock Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan. The Legacy Stock Option Plan is the only equity compensation plan of the Corporation. Weighted- average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2015.

(2)

As of the date of this Circular, no options have been granted under the 2016 Stock Option Plan. The 2016 Stock Option Plan was conditionally approved by the Board on March 2, 2016, subject to approval of the 2016 Stock Option Plan by shareholders at the Meeting. See “Summary of 2016 Stock Option Plan” below.

Summary of the Legacy Stock Option Plan

The Corporation has maintained a stock option plan (the “Legacy Stock Option Plan”) to provide certain directors, officers, employees and service providers with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Legacy Stock Option Plan and the incentive provided thereby was an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increased the ability of the Corporation to attract and retain individuals of exceptional skill.

As at December 31, 2015, the maximum number of common shares issuable under the Legacy Stock Option Plan was 2,250,000, representing 14.70% of the then outstanding common shares. As of the date of this Circular and after giving pro forma effect to the Corporation's grant of options to acquire 20,391 common shares scheduled for March 10, 2016 (the "March Option Grant"): (i) 1,206,258 common shares, representing 7.88% of the currently outstanding common shares, have been issued under the Legacy Stock Option Plan in respect of exercised options; (ii) the total number of common shares issuable pursuant to outstanding options is 781,165, representing 5.11% of the currently outstanding common shares; and (iii) 88,724 common shares, representing 0.58% of the currently outstanding common shares, are available for grant under the Legacy Stock Option Plan.

Subject to shareholder approval of the 2016 Stock Option Plan and to giving effect to the March Option Grant under the Legacy Stock Option Plan, the Legacy Stock Option Plan has been closed by the Board. Provided that the 2016 Stock Option Plan is approved by shareholders, all future grants of stock options after the March Option Grant will be made pursuant to the 2016 Stock Option Plan. The Legacy Stock Option Plan will remain in effect only in respect of options granted and outstanding under it.

The exercise price of options issued under the Legacy Stock Option Plan were fixed by the Board at 100% of the “Market Value” or such higher amount as the Board determined appropriate. “Market Value” is defined in the Legacy Stock Option Plan as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board typically set a five year term. The typical vesting schedule was set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board set different vesting periods or conditions including performance based vesting conditions. Options granted to directors, officers and director level employees under the Legacy Stock Option Plan vest immediately upon a change of voting control of the Corporation.

Generally, where an employee is terminated for cause or voluntarily resigns, the options granted to them under the Legacy Stock Option Plan terminate immediately upon the termination of employment. In most other circumstances, options granted under the Legacy Stock Option Plan will terminate 90 days after an individual ceases to be an officer, director, employee or service provider. Options that were granted under the Legacy Stock Option Plan may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may amend the Legacy Option Plan or any option outstanding thereunder at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following: a change in the process by which a participant in the Legacy Stock Option Plan who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; a change to the termination provisions for the Legacy Stock Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Legacy Stock Option Plan; a change to the terms of the Legacy Stock Option Plan relating to the effect of termination, cessation or death of a participant thereunder on the right to exercise options; a change to provisions on the transferability of options for normal estate settlement purposes; housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Legacy Stock Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation: reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option); amending the Legacy Stock Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Legacy Stock Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option; changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and extending the term of an option held by an insider; unless the change results from application of the anti-dilution provisions of the Legacy Stock Option Plan.

Summary of 2016 Stock Option Plan

On March 2, 2016, the Board adopted a new stock option plan (the “2016 Stock Option Plan”) for directors, employees and consultants. The adoption of the 2016 Stock Option Plan is conditional on shareholder approval at the Meeting. If approved, the 2016 Stock Option Plan will replace the Legacy Stock Option Plan, and no new options will thereafter be able to be granted under the Legacy Stock Option Plan. A copy of the 2016 Stock Option Plan is set out in Schedule D to this Circular and qualifies the summary below in its entirety.

Pursuant to the 2016 Stock Option Plan, the Corporation may grant options (“Options”) for the purchase of common shares to any employee, director or consultant of the Corporation or any of its affiliates. Consistent with prior plans, the purpose of the 2016 Stock Option Plan is to attract, retain and reward individuals who are expected to contribute significantly to the success of the Corporation and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation and, in general, to further the best interests of the Corporation and its shareholders. The number of common shares available for issuance under the 2016 Stock Option Plan shall not exceed the greater of: (i) 1,529,860 (being 10% of the common shares issued and outstanding on March 2, 2016); and (ii) 10% of the common shares issued and outstanding on any date after March 2, 2016, in each case (A) less the number of common shares issuable under awards granted under all other security based compensation arrangements of the Corporation, (B) subject to the “evergreen” features of the 2016 Stock Option Plan described below and (C) the ability of the Board to make appropriate adjustments under the anti-dilution provisions of the 2016 Stock Option Plan. The maximum number of common shares issuable to insiders, at any time, under the 2016 Stock Option Plan and all other security based compensation arrangements of the Corporation is 10% of the Corporation’s total issued and outstanding common shares, and the number of common shares issued to insiders within any one-year period under the 2016 Stock Option Plan and all other security based compensation arrangements of the Corporation may not exceed 10% of the then issued and outstanding common shares of the Corporation.

Taking into account the number of common shares subject to outstanding options under the Legacy Plan (including after giving pro forma effect to the March Option Grant), the total number of common shares presently available for grant under the 2016 Stock Option Plan will be 748,695 (representing 4.89% of the currently issued and outstanding common shares) which is a net increase of 659,971 common shares (representing 4.31% of the currently issued and outstanding common shares) to the 88,724 common shares (representing 0.58% of the currently issued and outstanding common shares) which remain available for grant under the Legacy Plan. Every three years after May 5, 2016, all unallocated common shares under the 2016 Stock Option Plan will be submitted for approval to the Board and thereafter the shareholders of the Corporation.

Any common shares that are subject to an Option or an option granted under any other security based compensation arrangement of the Corporation that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any common shares representing the difference between the number of shares in respect of which Option is exercised in accordance with the “cashless exercise” provisions of the 2016 Stock Option Plan and the number of shares required to be issued upon such exercise under those provisions, will again become available for grant under the 2016 Stock Option Plan. As a result of the features described above in this paragraph, the 2016 Stock Option Plan is considered to be an “evergreen” plan.

The exercise price of the Options is fixed by the Board at the grant date and may not be less than the “market price” on the date of the grant as determined in accordance with the 2016 Stock Option Plan and applicable stock exchange rules. ("Market price" is defined in the 2016 Stock Option Plan as the volume weighted average price of a common share on the applicable stock exchange for the five consecutive trading days immediately preceding the grant date.) The exercise price of the Options may be stated and payable in either Canadian dollars or U.S. dollars. Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of the grant by the Board. Options granted under the 2016 Stock Option Plan may have a term of up to 10 years, subject to an extension of the scheduled expiry date in the event the option would otherwise expire during a "blackout period" to the 10th business day following the expiration of the "blackout period". ("Blackout period" is defined in the 2016 Stock Option Plan as a period of time when an option holder is prohibited from trading in the Corporation's securities pursuant to securities regulatory requirements or the Corporation's written policies then applicable). Options granted under the 2016 Stock Option Plan are not transferable or assignable, other than in the case of death as set out in the 2016 Stock Option Plan. The 2016 Stock Option Plan allows for the cashless exercise of Options upon surrender of an Option, or any portion thereof, in lieu of exercising the same, if the holder of the Options (a “Holder”) so elects. If the Holder so elects, upon the surrender of an Option or any portion thereof in lieu of exercising the same, the Holder is entitled to receive a number of common shares determined in accordance with the following formula:

A = B (C-D)/C

where:

A = the number of common shares to be issued to the Holder pursuant to the 2016 Stock Option Agreement;

B = the number of common shares otherwise issuable upon the exercise of the Option or portion of the Option being exercised;

C = the “market price” of one common share (as determined in accordance with the 2016 Stock Option Plan) determined as of the date of delivery of the required exercise notice; and

D = the option price.

Unless otherwise permitted by the Board, upon termination of a Holder’s employment for any reason other than for cause (including voluntary resignation, retirement or death), any unvested Options held by the Holder as at the termination date immediately expire and all vested options held by the Holder as at the termination date may be exercised until the earlier of: (i) the expiry date of the Options; or (ii) 90 days after the termination date (provided that the termination is not due to criminal act, in which case all vested Options will immediately expire), after which time all Options will expire. Unless otherwise permitted by the Board, upon termination of the Holder’s employment for cause, all Options (whether vested or unvested) held by the Holder as at the termination date immediately expire.

Unless otherwise permitted by the Board, if the Holder is a director of the Corporation who ceases to hold office as a result of: (i) his or her removal by shareholders; or (ii) voluntary resignation, any vested Options held by the Holder as at the termination date may be exercised until the earlier of: (i) the expiry date of the Options; or (ii) 90 days after the termination date (provided the termination or service is not due to a breach of fiduciary duty or criminal act, in which case all vested Options will immediately expire), after which time all Options will expire. Any unvested options held by the Holder as at the termination date immediately expire.

Unless otherwise permitted by the Board, if the Holder is a consultant of the Corporation whose consulting agreement or arrangement with the Corporation is terminated for any reason other than for breach or default of the consulting agreement or arrangement (including voluntary termination or death), any unvested Options held by the Holder as at the termination date immediately expire and all vested options held by the Holder as at the termination date may be exercised until the earlier of: (i) the expiry date of the Options; or (ii) 90 days after the termination date (provided that the termination is not due to criminal act, in which case all vested Options will immediately expire), after which time all Options will expire. Unless otherwise permitted by the Board, upon termination of the Holder’s consulting agreement or arrangement with the Corporation for breach or default of the consulting agreement or arrangement, all Options (whether vested or unvested) held by the Holder as at the termination date immediately expire. As of the date of this Circular, no Options have been granted under the 2016 Stock Option Plan.

In the event of a “change of control” of the Corporation, the Board may, in its discretion, accelerate the vesting of all unvested Options such that they become immediately exercisable and, if requested by the Holder, the Corporation will pay each Holder an amount in cash equal to the whole number of common shares covered by the holder’s Options multiplied by the amount by which the price paid for a common share pursuant to the change of control transaction exceeds the exercise price of the Options, net of any withholding taxes and source deductions. The Corporation will pay the foregoing amounts contemporaneously with completion of the transaction resulting in the change of control.

The 2016 Stock Option Plan specifies the types of amendments to the provisions of the 2016 Stock Option Plan and any Option granted thereunder that will and will not require the approval of shareholders in order to be effective. Subject to those amendments which specifically require shareholder approval (described below) and any required regulatory approval, the Board may amend the 2016 Stock Option Plan and any outstanding Option without the consent of shareholders for any purpose, including, without limitation, to: (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange; (ii) amendments of a “housekeeping” nature, including amendments relating to the administration of the 2016 Stock Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision thereof; (iii) change the vesting and exercise provisions of the 2016 Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board’s discretion; (iv) change the termination provisions of the 2016 Stock Option Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option’s originally scheduled expiry date; (v) change the provisions on transferability of Options for normal estate settlement purposes; (vi) change the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and (vii) add a conditional exercise feature which would give participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

In addition to such amendments as may require shareholder approval under applicable laws, the approval of shareholders will be required for the following amendments, in each case unless the amendment results from the application of the anti-dilution provisions of the 2016 Stock Option Plan: (i) any amendment to the amendment provisions of the 2016 Stock Option Plan which is not an amendment within the nature of paragraphs (i) or (ii) in the preceding paragraph requiring the approval of the Board only; (ii) any amendment to increase the maximum number of common shares issuable under the 2016 Stock Option Plan; (iii) any amendment that would reduce the option price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction in the option price) or extension of the period during which an Option may be exercised; (iv) any amendment to remove or exceed the plan limits described herein; (v) any amendment to expand the eligibility criteria under the 2016 Stock Option Plan; and (vi) any amendment to the provisions of the 2016 Stock Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

As at the date of this Circular, no executive officer, director or employee of the Corporation (or any former executive officer, director or employee) is indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

RENEWAL OF NORMAL COURSE ISSUER BID

On March 2, 2016, the TSX accepted the Corporation’s Notice of Intention to Make a Normal Course Issuer Bid (the “2016 Notice”). Pursuant to the 2016 Notice the Corporation has the ability to repurchase up to 765,320 of its common shares (the “2016 Repurchase”), representing approximately 5% of its issued and outstanding common shares as of February 23, 2016. Repurchases will be made from time-to-time at the Corporation’s discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. The 2016 Repurchase will commence on March 9, 2016 and terminates on March 8, 2017 and is subject to the Corporation’s normal trading blackout periods.

Common share repurchases may be effected through the facilities of the NASDAQ Capital Market (“NASDAQ”), the TSX and other published markets. All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by the Corporation having regard to future price movements and other factors.

Under its previous normal course issuer bid, Points purchased a total of 446,894 common shares with a weighted average price of Cdn.$10.39 per share through the facilities of the TSX, NASDAQ and other alternative trading systems in the United States and Canada. Points’ previous normal course issuer bid commenced on March 9, 2015 and will terminate on March 8, 2016.

Shareholders may receive a copy of the 2016 Notice, without charge, by contacting the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of Form 58-101F1 (under National Instrument 58-101 – Disclosure of Corporate Governance Practices).

SHAREHOLDER PROPOSALS

Pursuant to section 137(5)(a) of the CBCA, any notice of a shareholder proposal intended to be raised at the Corporation’s next annual meeting must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 5, 2015 to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation is not relying on the “notice-and-access” provisions of Canadian securities laws. The cost of the solicitation will be borne directly by the Corporation. In some instances, the Corporation has distributed copies of this Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders. The Corporation intends to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

Voting of Proxies

Non-Registered Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered or beneficial shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares.

Registered Shareholders

If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1 TO ARRIVE NO LATER THAN 9:00 A.M. (EASTERN TIME) ON MAY 3, 2016, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by following the instructions on the Voting Instruction Form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 so that it arrives at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the Amendment Resolution, (ii) FOR the nominees for director set out in this Circular; (iii) FOR the Advance Notice By-Law Resolution, (iv) FOR the Option Plan Resolution and (v) FOR the appointment of KPMG LLP as auditors.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Quorum and Record Date

The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed the close of business on March 31, 2016 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at March 2, 2016, there were 15,298,602 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote at the Meeting.

ADDITIONAL INFORMATION

The Corporation’s financial information is contained in its comparative financial statements for the fiscal year ended December 31, 2015 and the Management’s Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the fiscal year ended December 31, 2015. Information concerning the Corporation’s Audit Committee may be found in the Corporation’s Annual Information Form under the heading “AUDIT COMMITTEE”. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 171 John Street, 5th Floor, Toronto, Ontario M5T 1X3, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation’s most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation’s most recently filed comparative annual financial statements, together with the report of the Corporation’s auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation’s Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to KPMG LLP, the auditors of the Corporation.

             DATED at Toronto, Ontario, this 2nd day of March, 2016.

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation's Disclosure
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Board generally meets without management and non-independent directors at each Board meeting held to consider interim and annual financial statements. In 2015, the Board held four such meetings without management and non-independent directors present. The Audit Committee generally holds an in camera session with the Corporation's external auditor at each Board meeting held to consider interim and annual financial statements. In 2015, the Audit Committee held four such in camera sessions. The Human Resources and Corporate Governance Committee (HRCGC) meets without management at each meeting. In 2015, the HRCGC held three such in camera sessions.
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Mr. Box is the Chairman of the Board and is an independent director. His role and responsibilities in this capacity are as follows: ***Board Leadership*** The Chairman will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by: • leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time; • promoting cohesiveness among the directors; and • being satisfied that the responsibilities of the Board and its Committees are well understood by the directors. ***Relationship with Chief Executive Officer*** The Chairman shall provide advice, counsel and mentorship to the CEO. ***Information Flow*** The Chairman shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times. The Chairman shall be satisfied that the information requested by any director is provided and meets the needs of that director.

Disclosure Requirement	Corporation's Disclosure
Issuer's Targets Regarding the Representation of Women in Executive Officer Appointments	
Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	At present the Corporation has not adopted a target regarding representation of women on the Board. The Board recognizes the potential benefits of promoting diversity, however, the Board does not believe that strict rules on diversity are necessary to identify and select the best candidates. Rather, identification and selection are based on merit, having regard to the various skills and competencies required for the Board and diversity is one of several factors that is considered in this regard.
Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	At present the Corporation has not adopted a target regarding representation of women in executive officer positions. Diversity, including promoting the level of female representation in executive officer positions, is one of many factors that is used in consideration for hires and promotions. Accordingly, the Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity where possible.
If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	As discussed above, the Corporation has not adopted any targets.
Number of Women on the Board and in Executive Officer Positions	
Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	The Corporation does not currently have any female directors on the Board. In 2015, the HRCGC undertook a search for candidates for election to the Board at the 2016 annual meeting. The candidate search was specifically designed to include women and 38% of the candidates considered were women. Of the total number of individuals interviewed, 43% were women. The final selection of candidates took into consideration a number of factors including the mix of skills and competencies of current board members against the potential candidates, the availability of potential candidates and their ability to devote the necessary time to satisfy the demands of service on the board.
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	The Corporation has one female officer (11%) on its nine member executive leadership team.

Exhibit A

BOARD OF DIRECTORS’ MANDATE

1.	MANDATE

1.1 In adopting this mandate,

(a)

the board (the “Board”) of Points International Ltd. (referred to herein as “Points International” or the “Corporation”) acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (“CBCA”) is to manage or supervise the management of Points International’s business and affairs and that this mandate includes responsibility for stewardship of Points International; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the National Policy 58-201 (the “CSA Governance Policy”).

2.	BOARD MEMBERSHIP

2.1 Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International’s articles.

2.2 Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy and the NASDAQ Stock Exchange listing rules.

2.3 Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

2.4 Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

2.5 Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

3.1 Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non- executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting.

3.2 Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.	MEETINGS OF THE BOARD

4.1 Quorum

A quorum of the Board shall be the minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

4.2 Secretary

The Board may designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

4.3 Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on two days’ notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

4.4 Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

4.5 Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6 Independent Director Sessions

At the conclusion of each regularly scheduled meeting of the Board convened to consider interim or annual financial statements, the independent directors shall, unless determined otherwise by the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the independent director sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

5.1 Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.	REMUNERATION OF BOARD MEMBERS

6.1 Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as approved by the Board upon recommendation of the Human Resources and Corporate Governance Committee.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

7.1 Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the issuer’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning;

(e)	adopting a communication policy for the issuer;

(f)	the issuer’s internal control and management information systems;

(g)	developing the issuer’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h)	measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2         Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders, and shall fill such vacancies on the Board as it is permitted by law to fill, in each case upon recommendation of the Human Resources and Corporate Governance Committee.

7.3         Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.4         Information Flow from Management

The Board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.

7.5         Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.6         Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

	i.	Audit Committee; and

	ii.	Human Resources and Corporate Governance Committee.

(b)

Subject to Points International’s articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board may also establish a process for all committees of the Board to assess their performance on a regular basis.

7.7         Delegation to Management

(a)

Subject to Points International’s articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Chairman of the Board, the Chief Executive Officer, the Chairman of the Audit Committee and the Chairman of the Human Resources and Corporate Governance Committee.

7.8         Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.9         Financial Statements

The Board shall review and, if appropriate, approve Points International’s annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.10      Compensation Matters

The Board shall:

(a)	Compensation and Benefits - review and approve, as appropriate:

i.

the overall structure of Points International’s total compensation strategy, including the elements of Points International’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

	ii.	the total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee; and

iii.

the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board on recommendation of the Human Resources and Corporate Governance Committee; and

(b)	Organizational Responsibilities - review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

	ii.	the report on executive compensation that is required to be included in Points International’s management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.11 Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

8.1 Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

SCHEDULE B

PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

The board of directors of the Corporation, may at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any annual meeting of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such annual meeting of shareholders of the Corporation.

B - 1

SCHEDULE C

ADVANCE NOTICE BY-LAW

BY-LAW NO. 4

A by-law relating generally to the nomination of persons for election of directors of POINTS INTERNATIONAL LTD. (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTRODUCTION

1.

The purpose of this Advance Notice By-Law (the “By-Law”) is to establish the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, including without limitation setting forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

NOMINATIONS OF DIRECTORS

2.

Subject to the applicable provisions of the Act (as defined below) and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with the applicable provisions of the Act, or a requisition of a shareholders’ meeting by one or more shareholders made in accordance with the applicable provisions of the Act; or

	(c)	by any person (a “Nominating Shareholder”) who:

(A)

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or beneficially owns shares that are entitled to be voted at such meeting; and

(B)	complies with the notice procedures set forth below in this By-Law.

3.

In addition to any other applicable requirements, for a nomination to be validly made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 4 below) and in proper written form (in accordance with paragraph 5 below) to the Secretary of the Corporation at the principal executive office of the Corporation.

4.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

5.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must be in writing and must set forth:

	(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

(A)	the name, age, business address and residential address of the Proposed Nominee;

(B)	the principal occupation or employment of the Proposed Nominee for the past five years;

(C)	the status of such Proposed Nominee as a “resident Canadian” (as such term is defined in the Act);

(D)

each class or series and number of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by, or under the control or direction of, the Proposed Nominee and his or her Representatives (as defined below) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the principal amount and the date(s) on which such securities were acquired;

(E)

full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any of his or her Representatives and any Nominating Shareholder or any of its Representatives; and

(F)

any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below), provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation.

(b)	as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(A)	the name, age, business address and, if applicable, residential address of such person;

(B)

each class or series and number of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by, or under the control or direction of, such person and its Representatives as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the principal amount and the date(s) on which such securities were acquired;

(C)

full particulars regarding (i) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation, and (ii) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Corporation or the nomination of any person(s) to the Board;

(D)

full particulars regarding their interests in, or rights or obligations associated with, any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of any such person or any of its Representatives to the Corporation;

(E)

full particulars of any direct or indirect interest of such person or any of its Representatives in any contract with the Corporation or any of the Corporation’s affiliates, competitors or material suppliers;

(F)

full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Nominating Shareholder or any Representative of the Nominating Shareholder and any Proposed Nominee or any of its Representatives;

(G)

a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders’ meeting to propose such nomination;

(H)

a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(I)

any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below), provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation.

6.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the Board, with respect to independence or any other relevant criteria for eligibility (including any stock exchange requirements), or that could be material to a reasonable shareholder’s understanding of the independence or eligibility, or lack thereof, of such Proposed Nominee.

7.

Unless otherwise specified in this By-Law, all information to be provided in a timely notice pursuant to paragraph 5 above shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the record date for the meeting of shareholders to which such notice relates and the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

8.

For the avoidance of doubt, the procedures set forth in this By-Law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act.

9.

Notwithstanding any other provision of this By-Law or any other by-law of the Corporation, any notice or other document or information required to be given to the Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive office of the Corporation, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day in the Province of Ontario or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day in the Province of Ontario.

10.	Notwithstanding any of the foregoing, the Board may, in its sole discretion, waive all or any of the requirements of this By-Law.

11.

The chair of the meeting shall have the duty and the power to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

EFFECTIVE DATE

12.

This By-Law was approved and adopted by the Board on March 2, 2016 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of the shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

13.	This By-Law shall be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

DEFINED TERMS

14.	For purposes of this By-Law:

(a)

“Act” means the Canada Business Corporations Act and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in this By-Law shall be read as referring to the amended or substituted provisions;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(c)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(d)

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with such person or any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

PASSED by the directors of the Corporation on March 2, 2016.

SCHEDULE D

POINTS INTERNATIONAL LTD.

STOCK OPTION PLAN

March 2, 2016

1.              PURPOSE

1.1            The purpose of the Points International Ltd. 2016 Stock Option Plan is to attract, retain and reward those employees, officers, directors and other individuals who are expected to contribute significantly to the success of the Corporation and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation’s shareholders and, in general, to further the best interests of the Corporation and its shareholders.

2.              INTERPRETATION

2.1            Definitions. For the purposes of this Plan, the following terms shall have the following meanings and grammatical variations of such terms shall have the corresponding meanings:

(a)	“affiliate” has the meaning set out in NI 45-106;

(b)

“Blackout Period” means a period when the Participant is prohibited from trading in the Corporation’s securities pursuant to securities regulatory requirements or the Corporation’s written policies then applicable;

(c)

“Board” means the board of directors of the Corporation, unless the Committee has been charged with the responsibility of administering the Plan, in which case all references in this Plan to the Board shall be deemed to be references to the Committee;

(d)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, on which commercial banks in Toronto, Ontario are open for business;

(e)	“Cashless Exercise” has the meaning set out in Section 8.2;

(f)	“Canadian Option” means an Option for which the Option Price is stated and payable in Canadian dollars;

(g)	“Cause” means, unless otherwise specified in the Participant’s written employment agreement (in which case the definition set forth therein shall apply for the purposes of this Plan):

(i)

the willful failure of the Participant to properly carry out the Participant’s duties or to comply with the rules and policies of the Corporation or any reasonable instruction or directive of the Board or an officer of the Corporation, that is not cured, if curable, to the reasonable satisfaction of the Board, within ten days after the Board or its designee gives written notice thereof to the Participant;

(ii)	the Participant acting dishonestly or fraudulently, or the willful misconduct of the

Participant, in the course of the Participant’s employment, in each case resulting in adverse consequences to the Corporation, which in the case of willful misconduct only, is not cured, if curable to the reasonable satisfaction of the Board, within ten days after the Board or its designee gives written notice thereof to the Participant;

(iii)

the conviction of the Participant for, or a guilty plea by the Participant to, any criminal offence punishable by imprisonment that may reasonably be considered to be likely to adversely affect the Corporation or any affiliate of the Corporation or the suitability of the Participant to perform the Participant’s duties, including, without limitation, any offence involving fraud, theft, embezzlement, forgery, willful misappropriation of funds or property, or other fraudulent or dishonest acts;

(iv)	the failure by the Participant to fully comply with and perform the Participant’s fiduciary duties; or

(v)	other act, event or circumstance which would constitute just cause at law for termination of the Participant’s employment;

(h)	“Change of Control” means:

(i)

any person (other than any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Shares of the Corporation) becoming the beneficial owner of, or obtaining voting direction and control over, directly or indirectly, more than 50% of the combined voting power of the Corporation’s then outstanding securities;

(ii)

the consummation of a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 20% of the combined voting power or the total fair market value of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Corporation’s then outstanding securities shall not constitute a Change in Control of the Corporation; or

(iii)

a complete liquidation or dissolution of the Corporation or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 20% of the combined voting power of the outstanding voting securities of the Corporation at the time of the sale.

(i)	“Committee” means the Human Resources and Corporate Governance Committee of the

Board, as constituted from time to time, or such other committee as may be designated by the Board;

(j)	“Consultant” means a “consultant” (as defined in NI 45-106) of the Corporation or any of its affiliates;

(k)	“Corporation “ means Points International Ltd. and includes any successor corporation thereto;

(l)

“Date of Grant” means, for any Option, the date specified by the Board at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

(m)	“Director” means a director of the Corporation or of any of its affiliates;

(n)

“Disability” means, unless otherwise specified in the Participant’s written employment agreement (in which case the definition set forth therein shall apply for the purposes of this Plan), the inability of the Participant to perform substantially all his or her duties as an Employee or Director by virtue of illness, accident, injury, physical or mental incapacity or any other disability (from any cause or causes whatsoever) in substantially the manner and to the extent required under the terms of his or her employment or service for a period or periods aggregating at least 180 days (whether or not consecutive) during any 12 consecutive calendar month period;

(o)	“Eligible Person” means any Director, Employee or Consultant;

(p)	“Employee” means an employee of the Corporation or of any of its affiliates and includes officers of the Corporation or of any of its affiliates;

(q)	“Exercise Notice” has the meaning set out in Section 8.1;

(r)

“Exercise Period” means the period of time during which an Option granted under this Plan may be exercised (provided, however, that, subject to Section 5.3, the Exercise Period may not exceed 10 years from the relevant Date of Grant);

(s)	“Holder” means the holder of an Option, whether the original Participant or a Permitted Assign of that Participant;

(t)	“Insider” has the meaning set out in the TSX Company Manual;

(u)

“Market Price” at any date means the volume weighted average price of a Share on the Principal Exchange for the five consecutive trading days immediately preceding such date. The Market Price so determined may be in Canadian dollars or U.S. dollars. The Market Price of a Share for a Canadian Option shall be either (a) such Market Price as determined above, if in Canadian dollars, or (b) such Market Price as determined above converted into Canadian dollars at the noon rate of exchange of the Bank of Canada on the Date of Grant, if in U.S. dollars. Similarly, the Market Price of a Share for a U.S. Option shall be either (a) such Market Price as determined above, if in U.S. dollars, or (b) such Market Price as determined above converted into U.S. dollars at the noon rate of exchange of the Bank of Canada on the Business Day immediately preceding the Date of Grant, if in Canadian dollars. If on such date there is not a noon rate of exchange of the Bank of Canada, then the Market Price of a Share covered by a Canadian Option and the Market Price of a Share covered by a U.S. Option shall be determined as provided above on the first day immediately preceding the Date of Grant for which there was such a noon rate of exchange. The Market Price of a Share shall be rounded up to the nearest whole cent. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price with respect to a Share shall be the fair market value of a Share as determined by the Board, in its discretion;

(v)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time, or such other successor and/or additional regulatory rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern the trades of securities pursuant to this Plan;

(w)	“Option” means an option to purchase Shares granted to an Eligible Person under this Plan;

(x)

“Option Document” means an agreement, certificate or other type of form of document or documentation approved by the Board which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Corporation and, unless the Board requires otherwise, need not be signed by a representative of the Corporation or the Participant;

(y)	“Option Price” means the price per share at which Shares may be purchased under such

Option, as the same may be adjusted from time to time in accordance with Section 10;

(z)	“Participant” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(aa)	“Permitted Assign” has the meaning set out in NI 45-106;

(bb)

“person” includes any individual, firm, partnership, syndicate, association, trust, trustee, executor, legal personal representative, government, governmental body or agency, corporation or other incorporated or unincorporated entity;

(cc)	“Plan” means this Points International Ltd. Stock Option Plan, as the same may be amended, restated or varied from time to time;

(dd)	“Principal Exchange” means the TSX or, if the Board in its discretion so determines, another stock exchange on which the Shares are, at the relevant time, listed or quoted for trading;

(ee)	“Prior Plan” means the stock option plan of the Corporation last approved by shareholders on October 20, 2010, as amended by the Board on May 3, 2011;

(ff)	“security based compensation arrangements” has the meaning set out in the TSX Company Manual;

(gg)	“Shares” means the common shares of the Corporation;

(hh)	“subsidiary” has the meaning set out in NI 45-106;

(ii)

“Termination Date” means, in the case of any Participant whose employment or service is terminated, the date on which such Participant actually ceases to be employed or perform services for the Corporation or any affiliate, and, in the case of an Employee Participant, without regard to (i) whether such Employee Participant continues thereafter to receive any payment from the Corporation or such affiliate, as the case may be, in respect of the termination of such Employee Participant’s employment, including without limitation any continuation of salary or other compensation in lieu of notice of such termination, or (ii) whether such Employee Participant is entitled or claims to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Employee Participant;

(jj)	“TSX” means The Toronto Stock Exchange;

(kk)	“TSX Company Manual” means the Company Manual of the TSX, as amended from time to time, including such Staff Notices of the TSX from time to time which may supplement the same;

(ll)	“U.S. Option” means an Option for which the Option Price is stated and payable in U.S. dollars; and

(mm)	“Withholding Tax Amount” has the meaning set out in Section 8.5.

2.2            Construction. In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms “Plan”, “this Plan”, “the Plan”, “hereto”, “herein”, “hereby”, “hereof” and “hereunder” and similar expressions refer to this Plan in its entirety and not to any particular provision hereof;

(c)	references to Sections followed by a number or letter refer to the specified Sections of this Plan;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)

whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or, if applicable, the Committee or any other person to whom the Board has delegated the relevant authority; and

(g)	all dollar amounts refer to Canadian dollars, except where otherwise noted.

3.              ADMINISTRATION

3.1            Power and Authority. Subject to Sections 3.2 and 3.3, this Plan shall be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a)	determine the individuals (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

	(i)	the time or times at which Options may be granted;

	(ii)	subject to Section 5.5, the Option Price;

	(iii)	the time or times when each Option becomes exercisable and, subject to Section 5.3, the duration of the Exercise Period;

	(iv)	any additional performance-related or other requirements for the exercise of Options;

	(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any;

	(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Board may determine;

(c)	determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 10;

(d)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(e)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and any Options granted pursuant to the Plan; and

(f)

make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan and regarding any questions arising with respect to any Option granted pursuant to the Plan.

The Board’s determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation and all other persons.

3.2            Delegation to Committee. To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation and all other persons.

3.3            Delegation of Authority to Grant Options. Notwithstanding anything contained herein to the contrary, the Board, in its discretion, may, but need not, delegate from time to time to any director or officer of the Corporation or its affiliates some or all of the Board’s authority to grant Options under this Plan. Any delegation hereunder shall be subject to the restrictions and limitations that the Board specifies at the time of such delegation of authority and may be rescinded at any time by the Board.

4.              SHARES SUBJECT TO PLAN

4.1            Number of Shares. Subject to Section 4.2 and adjustment pursuant to Section 10 and as may otherwise be permitted by applicable law and the applicable rules of each stock exchange on which the Shares are then listed or quoted for trading, the number of Shares available for issuance under the Plan shall not exceed the greater of (i) 1,529,860 and (ii) 10% of the Shares outstanding on any date after March 2, 2016, in each case less the number of Shares subject to options issuable under the Prior Plan and the number of Shares issuable under awards granted under all other security based compensation arrangements of the Corporation. Every three years after the effective date for this Plan set out in Section 13.4, all unallocated Shares under the Plan shall be submitted for approval to the Board and the Shareholders of the Corporation.

4.2            Evergreen. Any Shares that are subject to an Option, an option granted under the Prior Plan, or an award under any other security based compensation arrangement that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any Shares representing the difference between the number of Shares in respect of which any Option is exercised in accordance with Section 8.2 and the number of Shares required to be issued upon such exercise under that Section, will again become available for grant under this Plan.

4.3            Fractional Shares. No fractional shares may be issued under this Plan. If a Participant would become entitled to a fractional Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

5.              GRANT OF OPTIONS

5.1            Eligibility. The Board may, from time to time, in its discretion, subject to the provisions of this Plan, grant Options to Eligible Persons.

5.2            General. Subject to the other provisions of this Section 5, the Board shall determine the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option.

5.3            Term. Unless the Board otherwise determines in its discretion and subject to any accelerated termination in accordance with the terms of this Plan, each Option shall expire on the tenth anniversary of the Date of Grant. Notwithstanding the foregoing, if the term of an Option held by any Participant would otherwise expire during, or within 10 Business Days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the 10th Business Day following the expiration of the Blackout Period.

5.4            Exercise Period. Options will vest and be exercisable in the manner determined by the Board and specified in the applicable Option Document. Once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option. Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. The Board has the right, in its discretion, to accelerate the date upon which any Option or any instalment of any Option becomes exercisable.

5.5            Option Price. The Option Price for the Shares which are the subject of any Option shall be determined on the Date of Grant and shall not in any circumstances be lower than the Market Price of the Shares on the Date of the Grant of the Option. In the event that the Board passes a resolution to grant an Option during a Blackout Period or within five days of the end of a Blackout Period, the Option Price of such Option shall be no less than the Market Price calculated on the date that is the sixth Business Day after the end of such Blackout Period.

5.6            Additional Limits. Notwithstanding any other provision of this Plan, and Option Document or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other security based compensation arrangement established or maintained by the Corporation, including the Prior Plan, such grant of Options could result, at any time, in:

(a)	the aggregate number of Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Shares; or

(b)	the aggregate number of Shares issuable to Insiders, at any time, exceeding 10% of the issued and outstanding Shares.

5.7            Option Documents. Each Option shall be confirmed by an Option Document which shall incorporate such terms and conditions as the Board, in its discretion, deems consistent with the terms of this Plan. In addition to the foregoing, each Option Document shall provide that upon each exercise of an Option, the Participant (including for the purposes of this Section 5.8 each other person who, pursuant to this Plan, may purchase Shares under an Option granted to an Eligible Person) shall, if so requested by the Corporation, represent and agree in writing that:

(a)	the person is, or the Participant was, an Eligible Person and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b)

the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Participant’s own account (or if such Participant is deceased, for the account of the estate of such deceased Participant) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)

the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)

such Participant (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Participant acknowledges that the Corporation has the right to place any restriction or legend on any securities issued pursuant to this agreement or this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933) of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

In the event of a conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

6.              TRANSFERABILITY

6.1            An Option is personal to the Participant and is non-assignable and non-transferable. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Participant, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void. During the lifetime of the Participant, an Option shall be exercisable only by the Participant and, upon the death of an Participant, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7, as applicable.

7.              TERMINATION OF EMPLOYMENT OR SERVICES, ETC.

7.1            Termination of Employment. Subject to the discretion of the Board, if the employment of an Employee Participant is terminated due to (i) termination without Cause by the Corporation, (ii) the voluntary resignation or retirement of the Employee Participant, or (iii) the Disability or death of the Employee Participant, all Options held by the Employee Participant that are exercisable at the Termination Date shall continue to be exercisable by the Employee Participant (or the Employee Participant’s beneficiary, as the case may be) until the earlier of:

(a)	the originally scheduled expiry date for such Options under the applicable Option Document; or

(b)	90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by an Employee Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the earlier of the periods set out in Sections 7.1(a) or (b) above shall immediately expire and automatically be cancelled at the end of such period.

7.2            Termination of Employment for Cause. Where an Employee Participant’s employment is terminated by the Corporation for Cause, any Options held by the Employee Participant, whether or not exercisable at the Termination Date, shall immediately expire and will be automatically cancelled on the Termination Date, unless otherwise determined by the Board in its discretion.

7.3            Termination of Board Service. Subject to the discretion of the Board, if the service of a Director Participant is terminated due to (i) the Director Participant’s removal by shareholders, (ii) the voluntary resignation or retirement by the Director Participant; or (iii) the death or Disability of the Director Participant, all Options held by the Director Participant that are exercisable at the Termination Date shall continue to be exercisable by the Director Participant (or the Director Participant’s beneficiary, as the case may be) until the earlier of:

(a)	the originally scheduled expiry date for such Options under the applicable Option Document; or

(b)	90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by a Director Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the earlier of the periods set out in Sections 7.3(a) or (b) above shall immediately expire and automatically be cancelled at the end of such period. Notwithstanding the foregoing, in the event a Director Participant is removed from the Board for breach of fiduciary duty or committing a criminal act, any Options held by the Director Participant, whether or not exercisable at the Termination Date, shall immediately expire and will be automatically cancelled on the Termination Date.

7.4              Termination of Consulting Services. Subject to the discretion of the Board, if a Consultant Participant’s agreement or arrangement is terminated due to: (i) termination by the Corporation or any of its affiliates subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Participant’s consulting agreement or arrangement); (ii) voluntary termination by the Consultant Participant; or (iii) the Disability or death of the Consultant Participant, the Options held by the Consultant Participant that are exercisable at the Termination Date continue to be exercisable by the Consultant Participant until the earlier of:

(a)	the originally scheduled expiry date for such Options under the applicable Option Document; or

(b)	90 days after the Termination Date.

Unless otherwise determined by the Board in its discretion, any Options held by the Consultant Participant that are not exercisable at the Termination Date immediately expire and are automatically cancelled effective on the Termination Date. Any exercisable Option that remains unexercised at the end of the applicable period set out in Sections 7.4(a) or 7.4(b) above shall immediately expire and automatically be cancelled at the end of such period.

7.5            Termination of Consulting Services for Breach. Where a Consultant Participant’s consulting agreement or arrangement is terminated by the Corporation or any of its affiliates for breach of or default under the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Participant’s consulting agreement or arrangement and as determined by the Board in its discretion), then any Options held by the Consultant Participant, whether or not vested or exercisable at the Termination Date, shall immediately expire and are automatically cancelled effective on such Termination Date, unless otherwise determined by the Board in its discretion.

8.              EXERCISE OF OPTIONS

8.1            Exercise and Payment. Subject to the provisions of this Plan and the provisions of the applicable Option and Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by the Holder by delivery to the Chief People Officer of the Corporation of a written notice of exercise (the “Exercise Notice”) specifying the number of Shares with respect to which the Option is being exercised and accompanied by (i) payment in full of the aggregate Option Price of the Shares to be purchased, or, if applicable, a request set out in the Exercise Notice by the Participant to effect a Cashless Exercise, and, (ii) where required by the Corporation in accordance with Section 8.5, payment in full of the amount of tax the Corporation or affiliate is required to remit as a result of the exercise of the Option. Payment shall be made by certified cheque or by such other means as is acceptable to the Corporation. Upon actual receipt by the Corporation of such Exercise Notice and a certified cheque for, or other acceptable payment of, the aggregate Option Price and any taxes relating thereto, the number of Shares in respect of which the Option is exercised will, within a reasonable period of time, be duly issued as fully paid and non-assessable and the Holder exercising the Option, or such nominee as the Holder shall direct, shall be registered on the books of the Corporation as the holder of the number of Shares so issued and certificates for Shares that have been paid for and issued to a Holder shall be delivered to the Holder.

8.2            Cashless Exercise. In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Holder may elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Corporation at the address set out in Section 8.1, a number of Shares determined in accordance with the following formula (a “Cashless Exercise”):

A = B (C – D)/C,

where:

A = the number of Shares to be issued to the Holder pursuant to this Section 8.2;

B = the number of Shares otherwise issuable upon the exercise of the Option or portion of the Option being exercised;

C = the Market Price of one Share determined as of the date of delivery of the written Exercise Notice referred to in Section 8.1; and

D = the Option Price.

8.3            Unvested Options. Except as expressly provided herein, no unvested Options may be exercised.

8.4            Additional Terms and Conditions. Notwithstanding any of the provisions contained in this Plan or in any Option or Option Document, the Corporation’s obligation to issue Shares to a Holder upon the exercise of an Option shall be subject to the following:

(a)

completion of such registration or other qualification of such Shares and the receipt of any approvals of governmental authority or stock exchange as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange(s) or over-the-counter market on which the Shares may then be listed or quoted; and

(c)

the receipt from the Holder of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any applicable jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all steps determined by the Board, in its discretion, to be reasonable to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing or quotation of such Shares on any stock exchange(s) on which the Shares are then listed or quoted.

8.5            Taxes. Upon the exercise of an Option, the Holder shall prior to or concurrently with the delivery by the Corporation of any certificates representing Shares issuable pursuant to the exercise of the Option, make arrangements satisfactory to the Corporation regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option. In order to satisfy the Corporation’s or affiliates’ obligation, if any, to remit an amount to a taxation authority on account of such taxes in respect of the exercise, transfer or other disposition of an Option (the “Withholding Tax Amount”), each of the Corporation and such affiliate shall have the right, at its discretion, to:

(a)	retain and withhold amounts from any amount or amounts owing to the Participant or the Holder, whether under this Plan or otherwise;

(b)	require the Participant or the Holder to pay to the Corporation the Withholding Tax Amount as a condition of exercise of the Option by a Holder; and/or

(c)

withhold from the Shares otherwise deliverable to the Holder on exercise of the Option such number of Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Shares to be sold on the Holder’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Holder.

Notwithstanding the foregoing, nothing shall preclude the Corporation and the Holder from agreeing to use a combination of the methods described in this Section 8.5 or some other method to fund the Withholding Tax Amount.

9.              CHANGE OF CONTROL

9.1            Accelerated Vesting Upon Change of Control. Notwithstanding anything else contained in this Plan, on the occurrence of a Change of Control, the Board may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control.

9.2             Payout Upon Change of Control. On the occurrence of a Change of Control where the Board has elected to accelerate the vesting and early exercise of outstanding Options pursuant to Section 10.1, if requested by a Participant, the Corporation will pay each such requesting Participant an amount in cash equal to the whole number of Shares covered by the Participant’s Options multiplied by the amount by which the price paid for a Share pursuant to the Change of Control transaction exceeds the Option Price of such Options, net of any withholding taxes and source deductions. The Corporation will pay such amounts contemporaneously with the completion of the Change of Control transaction.

10.             ADJUSTMENTS

10.1           If:

(a)

a dividend shall be declared upon the Shares or other securities of the Corporation payable in Shares or other securities of the Corporation (other than a dividend that may be paid in cash or Shares at the option of the shareholder);

(b)

the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of another corporation, whether through an arrangement, plan of arrangement, merger, amalgamation or other similar statutory procedure, or a share recapitalization, subdivision or consolidation or otherwise;

(c)

there shall be any change, other than those specified in paragraphs (a) and (b) of this Section 10.1 in the number or kind of outstanding Shares or any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged; or

(d)	there shall be a distribution of assets or shares to shareholders of the Corporation outside of the ordinary course of business,

the Board may make appropriate adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Participant hereunder. The Board’s determination of such adjustments shall be final, binding and conclusive for all purposes.

11.             AMENDMENT OR DISCONTINUANCE

11.1           Amendments by the Board. Subject to Section 11.2 and any required regulatory approval, the Board may in its discretion amend, modify or otherwise change this Plan, any Option Document and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of any action taken in respect of an outstanding Option, the Participant’s consent to such action shall be required unless the Board determines that the action would not materially and adversely affect the rights of such Participant), for any purpose whatsoever. Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of this Plan or an Option, by passing a resolution of the Board setting out such amendment, without obtaining shareholder approval in the following circumstances:

(a)	amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange;

(b)

amendments of a “housekeeping” nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

(c)

changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any

Options deemed necessary or advisable in the Board’s discretion;

(d)	changing the termination provisions of the Plan or any Option which, in the case of an

Option, does not entail an extension beyond an Option’s originally scheduled expiry date for that Option;

(e)	changing the provisions on transferability of Options for normal estate settlement purposes;

(f)

changing the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of Exercise Notice and the place where such payments and notices must be delivered; and

(g)

adding a conditional exercise feature which would give Participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such Participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

11.2           Amendments Requiring Shareholder Approval. Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements of any stock exchange shall become effective until such approval is obtained. The approval of a majority of the shareholders of the Corporation present in person or by proxy and entitled to vote at a meeting of shareholders shall be required for the following matters, to the extent required by applicable securities laws and regulatory requirements of any stock exchange:

(a)	any amendment to the provisions of Section 11.1 which is not an amendment within the nature of Section 11.1(a) or Section 11.1(b);

(b)	any amendment to increase the number of Shares available for issuance under the Plan as set out in Section 4 (other than pursuant to Section 10.1);

(c)

any reduction in the Option Price of an outstanding Option (including a cancellation and re-grant of an Option, constituting a reduction of the Option Price of an Option) or extension of the period during which an Option may be exercised;

(d)	any amendment to remove or exceed the limitations prescribed by Section 5.6 of the Plan;

(e)	any amendment to expand the eligibility criteria under the Plan; and

(f)	any amendment to the provisions of this Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

in each case, unless the change results from the application of Section 10.

11.3           Shareholder Approval. The shareholders’ approval of an amendment, if required pursuant to Section 11.2, shall be given by the approval of a majority of the shareholders of the Corporation present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under applicable securities laws and regulatory requirements of any stock exchange, exclude the votes cast by Insiders of the Corporation. Options may be granted under the Plan prior to the approval of the amendment, provided that no Shares may be issued pursuant to the amended terms of the Plan until the requisite shareholders’ approval of the amendment has been obtained.

11.4           Discontinuance. The Board may suspend, discontinue or terminate this Plan at any time provided that such termination shall not alter the terms or conditions of an Option or impair any right of any Participant pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, such Options shall continue to be governed by the provisions of this Plan, which shall survive the termination for such purpose.

12.             COMPLIANCE WITH LEGISLATION

12.1           Regulatory Compliance. This Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon the exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of this Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Corporation will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

12.2           No Obligations to Issue Shares if Non-Compliance. The issue and sale of Shares pursuant to any Option granted under this Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Corporation shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws. The Corporation will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Shares acquired on exercise of any Option.

13.             MISCELLANEOUS

13.1           No Rights of Shareholders. A Participant shall not have any of the rights and privileges of a shareholder of the Corporation in respect of any of the Shares purchasable upon the exercise of any Option, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares and any other amounts payable pursuant to Section 8.5 in respect of which the Option is being exercised) and the Corporation has issued such Shares to the Holder.

13.2           No Additional Rights Offered. Participation in this Plan is entirely voluntary and not obligatory and shall not confer, nor shall any Option or Option Document be interpreted as conferring, upon any Employee or Director Participant any right to continue in the employ of or as director of the Corporation or any of its affiliates or affect in any way the right of the Corporation or any such affiliate to terminate his or her employment or directorship, as appropriate, at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its affiliates to extend the employment or directorship of any Participant beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its affiliates or any present or future retirement policy of the Corporation or any of its affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract with the Corporation or any of its affiliates. Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its affiliates to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Corporation or the affiliate to extend the time for the provision of services beyond the time specified in the contract with the Corporation or such affiliate.

13.3           Governing Law. This Plan and all Option Documents entered into pursuant to this Plan shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

13.4           Effective Date. The Effective Date of this Plan is May 5, 2016.